Forever Young Technologies, Inc.
Statement of Changes in Shareholders' Deficit
From May 12, 2020 (Inception) to July 31, 2020
(Unaudited)

	Common Stock		Retained Deficit	Total Shareholders' Deficit
	Shares	Amount		
Balance, May 12, 2020 (Inception)	-	$ -	$ -	$ -
Issuance of shares	9,000,000	$ 90		$ 90
Net loss			(12,000)	(12,000)
Balance, July 31, 2020	9,000,000	$ 90.00	$ (12,000)	$ (11,910.00)